Exhibit 99.1

STRATASYS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2014

(UNAUDITED)

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014
(UNAUDITED)

Item	Page
Consolidated Balance Sheets	3
Consolidated Statements of Operations and Comprehensive Loss	4
Consolidated Statements of Cash Flows	5-6
Notes to Condensed Consolidated Financial Statements	7 to 21

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Balance Sheets
in thousands	September 30, 2014	December 31, 2013
ASSETS

Current assets
Cash and cash equivalents	$383,501	$414,088
Short-term bank deposits	75,375	200,370
Accounts receivable, net	140,676	99,200
Inventories	119,262	88,406
Investment in sales-type leases, net	7,478	6,696
Prepaid expenses	9,759	5,470
Deferred income taxes	22,268	16,501
Other current assets	37,114	21,398

Total current assets	795,433	852,129
Non-current assets
Goodwill	1,425,416	1,195,891
Other intangible assets, net	607,662	622,330
Investment in sales-type leases	14,643	11,219
Amounts funded in respect of employee
rights upon retirement	3,255	3,166
Property, plant and equipment, net	143,335	91,005
Other non-current assets	8,137	6,481

Total non-current assets	2,202,448	1,930,092

Total assets	$2,997,881	$2,782,221

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$39,093	$35,375
Short-term debt	50,000	-
Accrued expenses and other current liabilities	40,530	32,849
Accrued compensation and related benefits	36,228	21,441
Obligations in connection with acquisitions	42,037	12,027
Unearned revenues	40,909	36,033

Total current liabilities	248,797	137,725

Non-current liabilities
Employee rights upon retirement	4,859	4,683
Obligations in connection with acquisitions - long term	37,132	16,998
Deferred tax liabilities	65,393	105,901
Unearned revenues - long term	5,528	3,315
Other non-current liabilities	18,502	13,812

Total liabilities	380,211	282,434

Contingencies, see note 9

Equity
Ordinary shares, NIS 0.01 par value, authorized 180,000
shares; 50,898 and 49,211 shares issued and outstanding
at September 30, 2014 and December 31, 2013, respectively	139	133
Additional paid-in capital	2,560,256	2,412,197
Retained earnings	58,135	85,549
Accumulated other comprehensive income (loss)	(1,355)	1,908
Equity attributable to Stratasys Ltd.	2,617,175	2,499,787
Non-controlling interest	495	-

Total equity	2,617,670	2,499,787

Total liabilities and equity	$2,997,881	$2,782,221

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Operations and Comprehensive Loss
	Three Months Ended September 30,		Nine Months Ended September 30,
in thousands, except per share data	2014	2013	2014	2013
Net sales
Products	$160,200	$107,887	$443,542	$279,910
Services	43,410	17,739	89,474	49,408
	203,610	125,626	533,016	329,318
Cost of sales
Products	85,437	53,565	219,853	148,339
Services	30,326	11,469	55,954	32,608
	115,763	65,034	275,807	180,947

Gross profit	87,847	60,592	257,209	148,371

Operating expenses
Research and development, net	23,353	13,514	59,081	34,640
Selling, general and administrative	110,803	51,587	256,349	137,577
Change in fair value of obligations in connection with acquisitions	5,578	1,607	(1,289)	1,607
	139,734	66,708	314,141	173,824

Operating loss	(51,887)	(6,116)	(56,932)	(25,453)

Financial income (expense), net	(1,384)	(452)	(2,383)	200

Loss before income taxes	(53,271)	(6,568)	(59,315)	(25,253)

Income taxes	(21,919)	80	(31,877)	(337)

Net loss	$(31,352)	$(6,648)	$(27,438)	$(24,916)

Net income (loss) attributable to non-controlling interest	(24)	(22)	(24)	46

Net loss attributable to Stratasys Ltd.	$(31,328)	$(6,626)	$(27,414)	$(24,962)

Net loss per ordinary share attributable to Stratasys Ltd.
Basic	$(0.62)	$(0.16)	$(0.55)	$(0.63)
Diluted	$(0.62)	$(0.16)	$(0.55)	$(0.63)

Weighted average ordinary shares outstanding
Basic	50,490	41,976	49,717	39,754
Diluted	50,490	41,976	49,717	39,754

Comprehensive Loss
Net loss	$(31,352)	$(6,648)	$(27,438)	$(24,916)
Other comprehensive income (loss), net of tax:
Losses on securities reclassified into earnings	-	-	168	-
Foreign currency translation adjustments	(1,802)	1,852	(2,326)	1,497
Fair value adjustments on derivatives designated as
cash flow hedges	(1,149)	188	(1,105)	188
Other comprehensive income (loss), net of tax	(2,951)	2,040	(3,263)	1,685
Comprehensive loss	(34,303)	(4,608)	(30,701)	(23,231)
Less: comprehensive income (loss) attributable to
non-controlling interest	-	296	-	(43)
Comprehensive loss attributable to Stratasys Ltd.	$(34,303)	$(4,904)	$(30,701)	$(23,188)

See accompanying notes to condensed consolidated financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Cash Flows
	Nine Months Ended September 30,
in thousands	2014	2013
Cash flows from operating activities
Net loss	$(27,438)	$(24,916)
Adjustments to reconcile net loss to
net cash provided by (used in) operating activities:
Depreciation and amortization	79,155	66,421
Impairment Charges	14,635	-
Stock-based compensation	21,411	17,463
Deferred income taxes	(45,188)	(16,875)
Change in fair value of obligations in connection with acquisitions	(1,289)	1,607
Excess tax benefit from stock options	(916)	(1,962)
Other non-cash items	5,027	(656)

Change in cash attributable to changes in
operating assets and liabilities, net of the impact
of acquisitions:
Accounts receivable, net	(32,972)	(21,594)
Inventories	(31,710)	(15,643)
Net investment in sales-type leases	(4,206)	(1,992)
Other receivables and prepaid expenses	(10,516)	(535)
Other non-current assets	813	5,943
Accounts payable	(615)	(9,300)
Other current liabilities	20,005	6,083
Unearned revenues	7,598	6,669
Other non-current liabilities	5,160	5,701
Net cash provided (used) by operating activities	(1,046)	16,414

Cash flows from investing activities
Change in short-term bank deposits	115,959	(179,937)
Purchase of property and equipment	(43,799)	(20,607)
Cash paid for acquisitions, net of cash acquired	(141,706)	(8,758)
Purchase of long term investments	(3,267)	-
Acquisition of intangible assets	(2,803)	(1,326)
Proceeds from sales of marketable securities	1,634	-
Other investing activities	(81)	303
Net cash used in investing activities	(74,063)	(210,325)

Cash flows from financing activities
Proceeds from short-term debt	50,000	-
Payment of obligations in connection with acquisitions	(10,795)	-
Proceeds from secondary offering, net of expenses	-	462,942
Proceeds from exercise of stock options	7,587	10,004
Acquisition of non-controlling interest	(2,170)	-
Excess tax benefit from stock options	916	1,962
Net cash provided by financing activities	45,538	474,908

Effect of exchange rate changes on cash and cash equivalents	(1,016)	67

Net change in cash and cash equivalents	(30,587)	281,064
Cash and cash equivalents, beginning of period	414,088	133,826

Cash and cash equivalents, end of period	$383,501	$414,890

See accompanying notes to condensed consolidated financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Supplemental disclosure of cash flow information:

	Nine Months Ended September 30,
in thousands	2014	2013
Transfer of fixed assets to inventory	$1,605	$802
Transfer of inventory to fixed assets	6,079	4,712

Fair value of assets acquired, including $6,501 and $3,405 of cash
acquired for the nine months ended 2014 and 2013, respectively	$346,580	$573,007
Less liabilities assumed	(17,363)	(79,357)
Net acquired assets	329,217	493,650

Cash paid for acquisitions	$148,207	$12,163
Shares and other consideration	181,010	481,487
	$329,217	$493,650

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Basis of Presentation and Consolidation

Stratasys Ltd. (together with its subsidiaries, the “Company”) is a leading global provider of additive manufacturing (“AM”) solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts. The Company’s systems include desktop 3D printers for idea and design development, various systems for rapid prototyping (“RP”) and large production systems for direct digital manufacturing (“DDM”). The Company also develops, manufactures and sells materials for use with its systems and provides various services to its customers, including paid parts services.

The condensed consolidated interim financial statements include the accounts of Stratasys Ltd. and its subsidiaries. All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.

The consolidated interim financial information herein is unaudited; however, such information reflects all adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period. Certain prior period amounts have been reclassified to conform to the current period presentation. The results of operations for the three and nine months ended September 30, 2014 are not necessarily indicative of the results to be expected for the full year. Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted. The reader is referred to the audited consolidated financial statements and notes thereto for the year ended December 31, 2013, filed as part of the Company’s Annual Report on Form 20-F for such year.

Recently adopted and issued accounting pronouncements:

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standard Update (“ASU”), issued as a new topic, Accounting Standards Codification (“ASC”) topic 606. The ASU supersedes the current revenue recognition requirements in ASC 605, Revenue Recognition. The core principle of this amendment is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period, with earlier adoption not permitted. This ASU can be adopted either retrospectively to each prior reporting period presented or as a cumulative-effect adjustment as of the date of adoption. The Company is currently evaluating the impact of the adoption of this ASU on its consolidated financial statements.

In July 2013, the FASB, issued an accounting standard update under which an entity must present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in its financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, in the absence of certain conditions. This ASU was effective for the Company commencing January 1, 2014. The adoption of this standard did not have a material impact on the Company’s condensed consolidated financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 2. Acquisitions

Solid Concepts transaction

On July 14, 2014 (the “Solid Concepts transaction date”), the Company completed the acquisition of 100% of the outstanding shares of Solid Concepts Inc. (“Solid Concepts”), an independent additive manufacturing service bureau for a total consideration of approximately $187.0 million. This transaction, together with the Harvest transaction, which is described below, is expected to enable the Company to expand its existing digital manufacturing service business, creating a leading strategic platform to meet a broad range of customers' additive manufacturing needs and provide opportunities to leverage manufacturing services capabilities.

In exchange for 100% of the outstanding shares of Solid Concepts the Company issued 978,601 ordinary shares, paid cash upon closing and is obligated to pay additional cash payment deferred for six months, as well as, deferred payments in three separate annual installments after the Solid Concepts transaction date (“deferred payments”). Subject to certain requirements for cash payments, the Company retains the discretion to settle the deferred payments in its shares, cash or any combination of the two. The deferred payments are also subject to certain adjustments based on the Company’s share price.

The Solid Concepts transaction is reflected in accordance with ASC Topic 805, "Business Combinations”, using the acquisition method of accounting with the Company as the acquirer. The following table summarizes the fair value of the consideration transferred to Solid Concepts stockholders for the Solid Concepts transaction (in thousands):

Issuance of ordinary shares	$97,869
Cash payments	40,780
Restricted payment	3,839
Deferred payments	44,525
Total fair value of consideration transferred	$187,013

The fair value of the ordinary shares issued was determined based on the closing market price of the Company’s ordinary shares on the Solid Concepts transaction date.

The fair value of the deferred payments was determined based on the closing market price of the Company’s ordinary shares on the Solid Concepts transaction date, adjusted to reflect discount for lack of marketability for the applicable periods. Based on the Company’s share price as of September 30, 2014, the total undiscounted amount of the deferred payments is approximately $60.2 million. The deferred payments are recognized as liabilities at fair value in the Company’s consolidated balance sheets and are classified under short-term and long term obligations in connection with acquisitions. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy. During the third quarter of 2014, the Company recorded an expense of $7.5 million due to the revaluation of the deferred payments.

Under the terms of the definitive agreement, certain of Solid Concepts’ employees may also qualify for retention-related and other payments of $76.4 million, based on the Company’s share price as of the Solid Concepts transaction date, of which, $19.0 million was paid in cash upon closing and were expensed as incurred. The remaining $57.4 million will be paid in three separate annual installments.

Subject to certain requirements for cash payments, the Company retains the discretion to settle any of the amounts payable under the definitive agreement in its shares, cash or any combination of the two. These amounts are also subject to certain adjustments based on the Company’s share price. Expense due to retention-related payments of $8.5 million was recorded during the third quarter of 2014 from the Solid Concepts transaction date through September 30, 2014. Based on the Company’s share price as of September 30, 2014, the total future retention-related payments will amount to approximately $65.4 million.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Solid Concepts transaction date. The estimated fair values are preliminary and based on the information that was available as of September 30, 2014. Thus the measurements of fair value reflected are subject to changes and such changes could be significant. The allocation of the purchase price to assets acquired and liabilities assumed is as follows (in thousands):

Allocation of
Purchase Price
Cash and cash equivalents	$3,225
Accounts receivable, net	8,793
Inventories	2,391
Other assets	1,506
Property, plant and equipment	14,975
Other intangible assets	37,606
Goodwill	126,372
Total assets acquired	194,868
Accounts payable	3,055
Accrued expenses and other current liabilities	4,281
Total liabilities assumed	7,336
Non controlling interest	519
Net assets acquired	$187,013

The allocation of the purchase price to the net assets acquired and liabilities assumed resulted in the recognition of the following intangible assets (in thousands):

		Weighted Average
	Amount	Life - Years
Customer relationships - additive manufacturing	$21,578	6.5
Customer relationships - traditional	14,899	6.5
Total	$36,477

The fair values of the customer relationships agreements were estimated using a discounted cash flow method with the application of the multi-period excess earnings method. Under this method, an intangible asset’s fair value is equal to the present value of the incremental after-tax cash flows attributable only to the subject intangible asset after deducting contributory asset charges.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The useful life of the intangible assets for amortization purposes was determined considering the period of expected cash flows used to measure the fair value of the intangible assets adjusted as appropriate for the entity-specific factors, including legal, regulatory, contractual, competitive, economic or other factors that may limit the useful life of intangible assets.

The goodwill recognized as a result of the Solid Concepts transaction is attributable primarily to the strategic and synergistic opportunities in the entry level portion of the additive manufacturing spectrum, cross-selling synergies, expanded solutions portfolio, assembled workforce and economies of scale. The related goodwill and intangible assets are deductible for tax purposes.

The unaudited pro forma condensed financial results have been prepared using the acquisition method of accounting and are based on the historical financial information of the Company and Solid Concepts. The unaudited pro forma condensed financial results have been prepared for illustrative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the acquisition of Solid Concepts occurred on January 1, 2013, or of future results of the combined entities. The unaudited pro forma condensed financial information does not reflect any operating efficiencies and expected realization of cost savings or synergies associated with the acquisition.

Unaudited supplemental pro forma combined results of operations (in thousands, except per share data):

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Net sales	$205,356	$142,010	$568,274	$375,985
Net loss attributable to Stratasys Ltd.	(18,203)	(12,347)	(15,590)	(56,459)
Net loss per ordinary share attributable to Stratasys Ltd.- basic and diluted	$(0.36)	$(0.29)	$(0.31)	$(1.39)

Adjustments for the supplemental pro forma combined results of operations are as follows (in thousands):

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Supplemental pro forma combined results of operations:
Adjustments due to amortization of intangibles	$69	$1,612	$2,893	$4,835
Adjustments due to retention bonuses	(3,993)	9,986	5,086	29,959
Adjustments due to expenses related to business combination
(deal fees and other integration expenses)	(21,362)	(220)	(26,327)	19,369
Adjustments due to financial expenses related to Solid Concept's debts	(182)	(79)	(406)	(254)
Taxes related adjustments to the supplemental pro forma	8,883	(4,320)	5,519	(20,382)
	$(16,585)	$6,979	$(13,235)	$33,527

The results of Solid Concepts’ operations have been included in the Company’s condensed consolidated financial statements commencing July 14, 2014.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

GrabCAD transaction

On September 22, 2014 the Company acquired 100% of the outstanding shares of GrabCAD Inc. (“GrabCAD”), which operates GrabCAD Workbench, a cloud based 3D computer aided-design (“CAD”) collaboration platform enabling engineering teams to manage, share and view CAD files as well as enhancing collaboration tools and improving accessibility relating to 3D CAD content.

GrabCAD is expected to contribute accelerated innovation and increased value to a growing universe of customers seeking to utilize 3D printing solutions in the 3D ecosystem.

Under the terms of the definitive agreement with GrabCAD, certain of GrabCAD’s employees may also qualify for certain retention-related payments.

Harvest transaction

On August 1, 2014, the Company acquired 100% of the outstanding shares of Harvest Technologies Inc. (“Harvest”), a specialty additive manufacturing service bureau. This transaction, together with Solid Concepts transaction is expected to enable the Company to expand its existing digital manufacturing service business and to enhance its expertise in parts production, as well as materials and systems knowhow. Under the terms of the definitive agreement with Harvest, certain of Harvest’s employees may also qualify for certain retention-related payments.

Financial information giving effect to this business combination has not been provided as the acquisition is not material.

MakerBot Europe transaction

On August 1, 2014 the Company acquired certain assets of HAFNER’S BÜRO, which is MakerBot’s reseller in Germany. This acquisition will enable the Company to expand its desktop 3D printing operations throughout the European market.

The Company accounted for this transaction as a business combination. The acquisition consideration was attributed to net assets on the basis of the fair value of assets acquired and liabilities assumed based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers.

Financial information giving effect to this business combination has not been provided as the acquisition is not material.

Interfacial Solutions transaction

In April 2014, the Company acquired certain assets of Interfacial Solutions LLC (“Interfacial Solutions”), a privately held provider of thermoplastics research and development and production services. This transaction is designed to strengthen the Company’s materials research and development skills and enable it to become vertically integrated in material development and manufacturing and also increase materials production space and capacity.

The Company accounted for this transaction as business combination. The acquisition consideration was attributed to net assets on the basis of the fair value of assets acquired and liabilities assumed based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers.

Financial information giving effect to this business combination has not been provided as the acquisition is not material.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MakerBot transaction

On August 15, 2013 (“MakerBot transaction date”) the Company acquired privately held Cooperation Technology Corporation (“MakerBot”) for an aggregate purchase price of $493.7 million (“MakerBot transaction”), which was calculated based on the Company’s share price as of the MakerBot transaction date.

The acquisition consideration was attributed to net assets on the basis of the fair value of assets acquired and liabilities assumed based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers.

Under the transaction agreement, MakerBot stockholders were eligible for two earn-out payments. The first was for the six-month period ended December 31, 2013, which amounted to $10.8 million and which was paid in cash during April 2014. The second earn-out period is for the year ended December 31, 2014, for which MakerBot stockholders could qualify for a total payment of up to approximately 800,000 of the Company’s ordinary shares, depending on the level of achievement of financial metrics for the period. The second earn-out payment, if earned, will be made in the Company’s ordinary shares or cash, or a combination thereof, at the Company’s discretion.

The fair value of the earn-out obligations for the second earn-out payment is based on management’s assessment of whether, and at what level, the financial metrics will be achieved, and the present value factors associated with the timing of the payments. Because the amount of the earn-out obligation is based on the Company’s ordinary shares, changes in the price of the Company’s ordinary shares through the earn-out determination date will change the dollar obligation. Management re-measures the fair value of the earn-out obligations at the end of each reporting period, with any changes in fair value being recorded in that period’s statement of operations. The fair value was estimated based on a Monte Carlo simulation, under which many scenarios are computed to measure possible outcomes of the financial metrics and the likelihood of occurrence. The resultant probability-weighted financial metrics are then applied to the earn-out formula to determine the cash flows under the earn-out. Those cash flows were then discounted using rates of the yields for U.S. treasury bonds with similar terms to maturity. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy. The Company estimates the fair value of the earn-out obligation for the second earn-out period to be approximately $9.5 million, as of September 30, 2014.

Certain MakerBot employees participate in a performance bonus plan in connection with the MakerBot transaction. Participating employees are entitled, contingent on certain continuing employment conditions, to bonus payments of compensation that in the aggregate will equal, dollar-for-dollar, the actual amounts determined in the earn-out calculation. The bonus payments for the second earn-out period, if earned, will be made in the Company’s shares or cash, or a combination thereof, at the Company’s discretion.

The unaudited pro forma condensed financial results have been prepared using the acquisition method of accounting and are based on the historical financial information of the Company and MakerBot. The unaudited pro forma condensed financial results presented below have been prepared for illustrative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the acquisition of MakerBot occurred on January 1, 2012, or of future results of the combined entities. The unaudited pro forma condensed financial information does not reflect any operating efficiencies and cost savings that may be realized from the integration of the acquisition.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Unaudited supplemental pro forma combined results of operations (in thousands, except per share data):

	Three months ended	Nine months ended
	September 30, 2013	September 30, 2013
Net sales	$131,170	$363,161
Net loss attributable to Stratasys Ltd.	(6,108)	(27,165)
Net loss per ordinary share attributable to Stratasys Ltd.- basic and diluted	$(0.14)	$(0.63)

Adjustments for the supplemental pro forma combined results of operations are as follows (in thousands):

	Three months ended	Nine months ended
	September 30, 2013	September 30, 2013
Increase in amortization of intangibles	$(3,779)	$(13,841)
Adjust performance bonus expenses	1,597	(5,001)
Adjust expenses related to business combination
(deal fees, inventory, interest and deferred revenues step-up)	3,069	8,508
Adjust taxes related to the adjustments to the supplemental pro forma	1,118	6,672
	$2,005	$(3,662)

Other transactions

In October 2013, the Company acquired all non-controlling interests of its investment in Stratasys Japan Co. Ltd., for a total purchase price of approximately $2 million which was paid during the first quarter of 2014. Prior to the acquisition, the Company owned 51% of the Japanese company. The excess of the purchase price over the carrying value of the non-controlling interests was credited to additional paid-in capital. This acquisition enabled the Company to expand its Japanese operations.

In January 2014, the Company purchased certain assets, including customer service contracts and inventory, from its local channel partner in South Korea, Sysopt Engineering Co. Ltd. The acquisition enables the Company to expand its South Korean operations.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 3. Inventories

Inventories consisted of the following (in thousands):

	September 30,	December 31,
	2014	2013
Finished goods	$61,824	$42,251
Work-in-process	4,221	164
Raw materials	53,217	45,991
	$119,262	$88,406

Note 4. Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of the Company’s goodwill for the nine months ended September 30, 2014, are as follows (in millions):

Goodwill as of December 31, 2013	$1,195.9
Goodwill acquired	231.9
Translation differences	(2.4)
Goodwill as of September 30, 2014	$1,425.4

As of October 1, 2014, the Company performed its annual test for goodwill impairment, based on the reporting units to which the goodwill is allocated to. Except for MakerBot reporting unit, the Company performed a qualitative test for goodwill, and concluded that it is more likely than not that the fair value of each reporting unit exceeds its carrying amount.

For the MakerBot reporting unit, the Company performed a quantitative test by comparing the fair value of the reporting unit to its carrying amount. Based on this analysis, the fair value of MakerBot reporting unit exceeds its carrying amount by 5%. The carrying amount of goodwill which is assigned to this reporting unit is $376 million.

When evaluating the fair value of MakerBot reporting unit the Company used a discounted cash flow model. Key assumptions used to determine the estimated fair value include: (a) expected cash flow for the five-year period following the testing date (including market share, sales volumes and prices, costs to produce and estimated capital needs); (b) an estimated terminal value using a terminal year growth rate of 3.5% determined based on the growth prospects of the reporting unit; (c) a discount rate of 14% based on management’s best estimate of the after-tax weighted average cost of capital.

A decrease in the growth rate of 1% or an increase of 1% to the discount rate will reduce the fair value of MakerBot reporting unit by $35 million and $54 million, respectively.

The Company will continue to monitor MakerBot reporting unit in an effort to determine if events and circumstances warrant further interim impairment testing.

Based on the Company’s assessment as of October 1, 2014 no goodwill was determined to be impaired.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Other Intangible Assets

Other intangible assets consisted of the following (in thousands):

	September 30, 2014		December 31, 2013
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
Developed technology	$472,792	$91,886	$447,842	$54,029
Patents	15,018	7,727	14,065	6,523
Trademarks and trade names	59,988	8,085	59,019	3,817
Customer relationships	146,690	21,876	100,679	10,793
Non-compete agreements	10,843	3,266	10,354	1,249
Capitalized software development costs	17,137	14,205	16,612	13,828
In process research and development	32,239	-	63,998	-

	754,707	$147,045	712,569	$90,239
Accumulated amortization	147,045		90,239
Net book value of amortizable intangible assets	$607,662		$622,330

In process research and development with a gross carrying value of $29.2 million as of December 31, 2013, of which $23.7 million was acquired in connection with the MakerBot transaction, was launched during the nine months ended September 30, 2014 and is now classified as developed technology with a seven-year weighted average life for amortization.

During the third quarter of 2014 the Company recorded impairment charges of $14.6 million related to its Digitizer desktop 3D scanner (“Digitizer”). The Company assessed the recoverability of the Digitizer desktop 3D scanner based on the estimated undiscounted future cash flows expected to result from the Digitizer. The impairment charges were measured as the difference between the carrying amount of the Digitizer and its fair value. The fair value of the Digitizer was determine based on a discounted cash flow model using updated future revenue and operating income projections.

Amortization expense relating to intangible assets for the three-month periods ended September 30, 2014 and 2013 was approximately $ 21.3 million and $15.7 million, respectively.

Amortization expense relating to intangible assets for the nine-month periods ended September 30, 2014 and 2013 was approximately $ 60.2 million and $41.9 million, respectively.

As of September 30, 2014, estimated amortization expense relating to intangible assets currently subject to amortization for each of the next five years and thereafter was as follows (in thousands):

Remaining 3 months of 2014	$21,185
2015	83,470
2016	82,846
2017	81,224
2018	76,249
Thereafter	$230,449

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 5. Loss Per Share

The Company complies with ASC 260, Earnings Per Share, which requires dual presentation of basic and diluted income (loss) per ordinary share attributable to Stratasys Ltd. for all periods presented. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares, outstanding for the reporting periods. Diluted net income per share is computed using the weighted-average number of ordinary shares and the potential dilutive ordinary shares outstanding during the period. Diluted shares outstanding include the dilutive effect of in-the-money options and restricted stock units (“RSUs”) using the treasury stock method, as well as, shares held back from issuance in connection with the MakerBot transaction.

The following table presents the numerator and denominator of the basic and diluted loss per share computations for the three and nine months ended September 30, 2014 and 2013:

(in thousands, except per share amounts)	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Numerator:
Net loss attributable to Stratasys Ltd.– for the computation
of basic and diluted net loss per share	$(31,328)	$(6,626)	$(27,414)	$(24,962)

Denominator:
Weighted average shares – denominator for basic and
diluted net loss per share	50,490	41,976	49,717	39,754

Net loss per share attributable to Stratasys Ltd.
Basic	$(0.62)	$(0.16)	$(0.55)	$(0.63)
Diluted	$(0.62)	$(0.16)	$(0.55)	$(0.63)

The computation of diluted net loss per share excluded stock options and RSUs and shares held back in connection with the MakerBot transaction to purchase 2.65 million and 3.36 million shares for the three and nine months ended September 30, 2014 and 2013, respectively, because their inclusion would have had an anti-dilutive effect on the diluted net loss per share.

Note 6. Income Taxes

The Company’s effective tax rate was 41.1% compared to a negative effective tax rate of 1.2% for the three-month periods ended September 30, 2014 and 2013, respectively, and 53.7% and 1.3% in the nine-month periods ended September 30, 2014 and 2013, respectively. The Company’s effective tax rate has varied significantly due to the changes in the mix of income (loss) between the U.S. and Israel, as well as the impact of the tax benefit as a result of the realization of the deferred tax liability associated with the amortization of the intangible assets. The income of $1.9 million and $8.7 million attributable to the change in fair value of the Company’s earn-out obligations in the three and nine-month periods ended September 30, 2014, is non-taxable, and therefore had a significant impact on the effective tax rate in this period.

In addition, during the third quarter of 2014, the Company adjusted its estimation of its long-term tax rates in Israel. As a result, the Company recorded an approximately $3.2 million in its income tax expense and an increase in its deferred tax liabilities associated with the amortization of the intangible assets.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 7. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs that are developed using market data, such as publicly available information about actual events or transactions, and that reflect the assumptions that market participants would use when pricing the asset or liability. Unobservable inputs are inputs for which market data are not available and that are developed using the best information available about the assumptions that market participants would use when pricing the asset or liability. The fair value hierarchy categorizes into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. Level 2 inputs include inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following tables summarize the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, by fair value hierarchy, in the condensed consolidated balance sheets (in thousands):

	September 30, 2014
	Level 2	Level 3	Total
Assets:
Foreign exchange forward contracts not
designated as hedging instruments	$4,473	$-	$4,473

Liabilities:
Foreign exchange forward contracts not
designated as hedging instruments	$(1,482)	-	(1,482)
Foreign exchange forward contracts
designated as hedging instruments	$(952)	-	(952)
Obligations in connection with acquisitions	-	(61,466)	(61,466)
	$2,039	$(61,466)	$(59,427)

	December 31, 2013
	Level 2	Level 3	Total
Assets:
Long term investment	$1,634	$-	$1,634
Foreign exchange forward contracts not
designated as hedging instruments	301	-	301
Foreign exchange forward contracts
designated as hedging instruments	153	-	153

Liabilities:
Foreign exchange forward contracts not
designated as hedging instruments	(1,543)	-	(1,543)
Obligations in connection with acquisitions	-	(29,025)	(29,025)
	$545	$(29,025)	$(28,480)

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table is a reconciliation of the change for those financial liabilities where fair value measurements are estimated utilizing Level 3 inputs, which consist of obligations in connection with acquisitions (in thousands):

Obligations in connection
with acquisitions
Fair value as of December 31, 2013	$29,025
Payments	(10,795)
Additions	44,525
Gains recognized in earnings, net	(1,289)
Fair value as of September 30, 2014	$61,466

The Company’s additions to the obligations in connection with acquisitions are related to the deferred payments in connection with the Solid Concepts transaction. The Company’s payments of the obligations in connection with acquisitions are related to the earn-out payment in connection with the MakerBot transaction. For further information on these obligations, see note 2.

The following table summarizes the condensed consolidated balance sheets classification and fair values of the Company’s derivative instruments (in thousands):

		Fair Value		Notional Amount
		September 30,	December 31,	September 30,	December 31,
	Balance sheet location	2014	2013	2014	2013
Assets derivatives -Foreign exchange contracts, not designated as hedging instruments	Other current assets	$4,473	$301	$63,000	$12,490
Assets derivatives -Foreign exchange contracts, designated as cash flow hedge	Other current assets	-	153	-	5,760
Liability derivatives -Foreign exchange contracts, not designated as hedging instruments	Accrued expenses and other current liabilities	(1,482)	(1,543)	45,700	54,000
Liability derivatives -Foreign exchange contracts, designated as cash flow hedge	Accrued expenses and other current liabilities	(952)	-	18,150	-

		$2,039	$(1,089)	$126,850	$72,250

Foreign exchange forward contracts are valued primarily based on observable inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).

As of September 30, 2014, the Company had foreign exchange forward contracts, not designated as hedging instruments in effect for the conversion of $63.0 million into €46.5 million and $45.7 million into NIS 162.9 million. These derivatives are primarily used to reduce the impact of foreign currency fluctuations on certain balance sheet exposures. With respect to such derivatives, gain of $4.6 million and a loss of $1.2 million were recognized under financial income (expense), net for the three-month periods ended September 30, 2014 and 2013, respectively. Gains of $4.7 million and $0.8 million were recognized under financial income (expense), net for the nine-month periods ended September 30, 2014 and 2013, respectively. Such gains offset the revaluation of the balance sheet items, which also recorded under financial income (expense), net.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of September 30, 2014, the Company had foreign exchange forward contracts in effect for the conversion of $18.2 million designated as a cash flow hedge for accounting purposes. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in New Israeli Shekels. The changes in fair value of those contracts of $1.1 million for the three-month and the nine-month periods ended September 30, 2014, respectively are included in the Company’s accumulated other comprehensive income as of September 30, 2014. There were no material realized gains or losses with respect to those contracts during the three-month and nine-month periods ended September 30, 2014. These contracts mature through March 31, 2015.

Long term investment consists of an investment in debt securities classified as available-for-sale and are recorded at fair value. The fair value is based on the sale of similar securities in the market, as well as last sales of these securities in the market (Level 2 inputs). The debt securities were sold during the first quarter of 2014.

Other financial instruments consist mainly of cash and cash equivalents, short-term bank deposits, current and non-current receivables, short-term debt, accounts payable and accruals. The fair value of these financial instruments approximates their carrying values.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 8. Stock-Based Compensation Plan

Stock-based compensation expense for stock options and restricted stock units (“RSUs”) was allocated as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
Cost of sales	$1,282	$793	$3,228	$2,059
Research and development, net	1,098	821	2,921	2,567
Selling, general and administrative	5,217	4,998	15,262	12,837

Total stock-based compensation expenses	$7,597	$6,612	$21,411	$17,463

A summary of stock option activity for the nine months ended September 30, 2014 is as follows:

		Weighted Average
	Number of Options	Exercise Price
Options outstanding as of January 1, 2014	2,007,433	$29.66

Granted	239,759	74.49

Exercised	(532,547)	14.20

Forfeited	(36,543)	50.88

Options outstanding as of September 30, 2014	1,678,102	$40.50

Exercisable options as of September 30, 2014	813,413	$21.32

The outstanding options generally have a term of ten years from the grant date. Options granted become exercisable over the vesting period, which is normally a four-year period beginning on the grant date, subject to the employee’s continuing service to the Company.

The fair value of stock options is determined using the Black-Scholes model. The weighted-average grant date fair value of options that were granted during the nine-month period ended September 30, 2014 was $67.47.

During the nine-month periods ended September 30, 2014 and 2013, the Company issued 532,547 and 1,265,673 shares, respectively, upon the exercise of stock options. This resulted in an increase in equity of $7.6 million and $10.0 million for the nine-month periods ended September 30, 2014 and 2013, respectively.

As of September 30, 2014, the unrecognized compensation cost related to all unvested stock options of $38.7 million is expected to be recognized as an expense over a weighted-average period of 1.5 years.

During the nine-month periods ended September 30, 2014 and 2013, the Company granted RSUs for 115,129 and 191,608 ordinary shares of the Company, respectively. The fair value of RSUs is determined based on the quoted price of the Company’s ordinary shares on the date of the grant.

As of September 30, 2014, the unrecognized compensation cost related to all unvested RSUs of $26.4 million is expected to be recognized as expense on a straight-line basis over a weighted-average period of 3.2 years.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 9. Contingencies

Claims and Proceedings

In December 2008, an employee, whose employment with the Company was subsequently terminated, filed a claim against the Company demanding that, based on an alleged undertaking the Company had made, the Company issue to him an option that would allow him to maintain an equity interest of 1.45% in the Company, as well as reimburse salary reductions he had suffered in an aggregate sum of NIS 552,000 ($149,000). In July 2009, the Company filed its statement of defense, rejecting the claims raised by the former employee. Together with the former employee, the Company initiated mediation of the dispute, but did not reach a settlement. The former employee later amended his initial pleading to seek an additional NIS 441,000 ($119,000) on account of alleged wrongful termination by the Company. The claim was dismissed in November 2013 by the Israeli labor court, also awarding the Company legal expenses of NIS 55,000. The plaintiff has appealed the decisions and the appeal is currently ongoing at the national Israeli labor court.

On March 4, 2013, four current or former minority shareholders (two of whom were former directors) of the Company filed two lawsuits against the Company in an Israeli central district court. The lawsuits demand that the Company amend its capitalization table such that certain share issuances prior to the Stratasys-Objet merger to certain of Objet’s shareholders named as defendants would be cancelled, with a consequent issuance of additional shares to the plaintiffs to account for the subsequent dilution to which they have been subject. The lawsuits also name as defendants Elchanan Jaglom, Chairman of the Executive Committee of the Company’s board of directors, David Reis, Chief Executive Officer, various shareholders of the Company who were also shareholders of Objet, and, in one of the lawsuits, Ilan Levin, a director. The lawsuits allege in particular that a series of investments in Objet during 2002 and - 2007 was effected at a price per share that was below fair market value, thereby illegally diluting those shareholders that did not participate in the investments. The plaintiffs also allege that a portion of the amount invested in those transactions was actually invested by an investor who was already a shareholder of Objet and allegedly acting in concert with Mr. Jaglom, and that the interest of these two shareholders in these transactions was not properly disclosed to the minority shareholders at the time. The lawsuits furthermore claim that the Company effectively engaged in backdating the issuance of certain shares, in that shares that Objet reported as having been issued in 2006 and 2007 were actually issued at a subsequent date—as late as 2009. The Company filed its statements of defense in May 2013 denying the plaintiffs’ claims. Also, the Company filed motion to dismiss the claims on grounds of statute of limitations, laches and lack of cause. On April 8, 2014, the court held a hearing on the motion and the parties submitted summation briefs. The court's decision is pending.

The Company believes that these claims are all entirely baseless and that the transactions in question were conducted in accordance with applicable law. Management does not believe that these lawsuits will have a material adverse effect on the Company’s operations or financial condition, and the Company intends to vigorously defend these lawsuits.

The Company is a party to various other legal proceedings, the outcome of which, in the opinion of management, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.